Filed by Tremont Mortgage Trust

Commission File No. 001-38199

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust

Commission File No. 001-38199

Date: April 28, 2021

The following is the transcript of the questions and answers portion of the earnings conference call of Tremont Mortgage Trust (“TRMT”) hosted by Thomas J. Lorenzini, President of TRMT, and G. Douglas Lanois, Chief Financial Officer and Treasurer of TRMT, on April 28, 2021.

Operator

(Operator Instructions) Our first question is from Jason Stewart from Jones Trading.

Jason Michael Stewart - JonesTrading Institutional Services, LLC, Research Division - Senior VP & Financial Services Analyst

Thanks for the update on the pipeline. I was hoping you could give us a little bit more information in terms of structure of those loans that are in term sheets, spreads. Do you expect it to be accretive to the spread LIBOR floors, where are those being struck? Any kind of information on that would be helpful.

Thomas J. Lorenzini

Sure, Jason. This is Tom. Regarding LIBOR floors for our pipeline now for transactions that we either have quoted or term sheets outstanding and even applications for that matter, spread’s rate – floors range anywhere from 25 basis points to 50 basis points across those transactions. Spreads are generally in the 385 to 400 range. We do have one transaction is a little bit higher than that, which is an office transaction that we’re looking at right now. But as a general rule, we’re kind of in the 4 to 4.25 range on those new transactions.

Jason Michael Stewart

Okay. Great. Thanks. And then for the Louisiana office, assuming you re-underwrote that, there was – it didn’t look like there was a move in the risk rating. You felt okay making the extension. Any color you could give us in terms of additional color on that loan would also be helpful.

G. Douglas Lanois

Sure, Jason. This is Doug Lanois. That’s actually one of the loans that we upgraded in our loan rating. So we felt very confident about that. They’re looking to lower their cost of capital and are interested in refi-ing to another lender. So that’s how that’s working out. They’ll – they’ve got several term sheets that are working towards a refi. And that’s a pretty good collateral.

Jason Michael Stewart

Got it. Okay. That’s super helpful. And then one question on the merger. Thank you for all the strategic rationale for it. How did book value for TRMT play into your thoughts on this transaction in terms of price to multiple to book? And maybe if you could weigh that against your thoughts in terms of doing just a capital – equity capital raise at TRMT that perhaps would have been dilutive or comparably dilutive to book value. Just if you could give us some thoughts on those 2, that would be helpful.

1

G. Douglas Lanois

Yes. Jason, the equity markets for TRMT, that avenue is really not an option for us given where we’re trading relative to book value. In regards to the merger, both entities are trading at quite a fairly substantial discount to book value. And that’s really one of the primary benefits we believe is that by putting these together, we should be able to narrow that gap over time to reward the shareholders.

Operator

Our next question is from Chris Muller from JMP Securities.

Chris Muller

I’m on for Steve today. So it looks like roughly half the loans are set to mature in mostly the back half of 2021. I was wondering if you guys could talk about what – if those payoff is scheduled, what the impact would be as those LIBOR floors roll off with you guys being at 2.1%. That’s, I think, probably one of the highest in the group.

And then a follow-up on that. I see the several notes on loan modifications and extensions. Are there other conversations ongoing with borrowers on any further extensions, which would kind of offset some of my first question?

G. Douglas Lanois

Chris, it’s Doug Lanois. You’re focusing on the floors that quite strong floors that TRMT has at 210 basis points. Our expectation is as those loans roll and don’t renew, they will – that floor will gravitate down towards current market, which is in the 25 to 50 basis points. That will impact earnings and as long as we stay at this low interest LIBOR level.

And regarding extensions, all of our loans, current – well, most of our loans currently have extension options. And depending on whether the borrower qualifies for the conditions of those extensions, they’ll either extend or we may enter in discussions to extend them and amend the loan agreement to accommodate that. The Houston office building, we’ve had a discussion with them. They’re looking at refinancing options as well as possibly extending. But it’s just kind of preliminary discussions at this point.

Chris Muller

That’s very helpful. And then just on the flip side of that, what kind of loans are you guys seeing in the pipeline? Is it – are you guys focused on multifamily office? I guess what do you like out there right now?

Thomas J. Lorenzini

Yes. Multifamily certainly, industrial office. Those are really kind of the 3 top product types for us at the moment; certainly life science as well. We don’t want to dissuade anybody from us from looking at other retail or hospitality, but those opportunities are – would be much more unique for us right now. We think that as a general rule, we’d rather be backing sponsors with more traditional office, industrial and multifamily at this stage. And that’s where we’re seeing most of our deal flow, and that’s where we’re having most of our execution as well.

2

Operator

(Operator Instructions) Our next question is from Brock Vandervliet from UBS.

Brocker Clinton Vandervliet - UBS Investment Bank, Research Division - Executive Director & Senior Banks Analyst of Mid Cap

You could – just noted the conservative setting of the Tremont dividend going forward in a new template, a new structure. Do you anticipate also having a dividend that’s well below the distributable income as you’ve done here? Or is it – do you think you can run it much closer to the distributable level?

G. Douglas Lanois

Brock, it’s Doug Lanois. RMRM has declared a $0.15 distribution. We expect annual savings from public company costs in the new combined entity of $0.10 to $0.11 per share. So, we expect that to impact distributable earnings and as well as, as RMR completes the investment of its capital, its board will certainly review the distribution level. And the other thing always to – we have to comply with is that we need to distribute all of our – at least 90% of our taxable income. As we did in TRMT in January. We did a catch-up distribution.

So all those play into this. And our expectation with not only the – what we expect the savings to impact distributable earnings and potential lead distributions. We expect other synergies to come to play, where we can access capital in the new combined entity and drive earnings.

Brocker Clinton Vandervliet

And just stepping back a little bit. You talked about some of the spreads available now. Can you back up and just now versus a year ago, say, on new opportunities, what’s the spread profile, better, worse, same? And number 2, in the wake of COVID, has that created new discussions that you’re observing in the marketplace as owners look to reposition buildings or really not so much. What’s been the COVID kind of impact?

Thomas J. Lorenzini

Yes. Brock, it’s Tom. From a year ago, or let’s even say, 9 months ago, really a year ago, everybody was pretty much paused in the industry. But the COVID premium, is what I’ll call it, was kind of a short-lived window, really probably over about 6 months. So, the spreads that we are seeing today are lower than transactions that we were able to lend against through RMRM during, call it, last summer through the end of the year. Those spreads are probably in 50 to 75 basis points from that point in time.

3

And as far as the real estate as it relates to COVID, we’re seeing borrowers now opting for more flexible capital rather than potentially they could qualify for permanent capital because they having gone through maybe some difficulties during COVID with servicers and what have you, but they’re looking to a balance sheet execution, which I think puts us in a good place. We’re also hearing and seeing really more suburban type office than we are CBD office. People – the major cities still have not come back fully, although not in the press lately, they’re talking about allowing greater capacity.

So, things have changed a little bit from that perspective. Multifamily was the surprising winner throughout the pandemic. I think people expected that to fall off, but we really didn’t see that. In fact, we saw it become more competitive. So, the industrial as well has been – has really just proven to be the shining star throughout the entire COVID pandemic.

G. Douglas Lanois

And Brock, we’re seeing a lot of lab deals as well and have closed a few of them, and they’re attractive to us.

Thomas J. Lorenzini

Yes, life science certainly.

Operator

(Operator Instructions) At this time, we have no more questions. So, this concludes the question-and-answer session. I would like to turn the conference back over to Thomas Lorenzini, President of Tremont Mortgage Trust for closing remarks.

Thomas J. Lorenzini

Thank you, Kate, and thanks, everyone, for joining us today. This concludes our call.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

4

Warning Concerning Forward-Looking Statements

The transcript of the earnings conference call by TRMT contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever Tremont Mortgage Trust (Nasdaq: TRMT), or TRMT, and RMR Mortgage Trust (Nasdaq: RMRM), or RMRM, use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. These forward-looking statements are based upon TRMT’s and RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by TRMT’s and RMRM’s forward-looking statements as a result of various factors, which include those that are detailed in each of TRMT’s periodic reports and RMRM’s Current Report on Form 8-K filed on March 24, 2021 and subsequent filings with the Securities and Exchange Commission, or SEC. You should not place undue reliance upon forward-looking statements. Except as required by law, TRMT and RMRM do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the proposed merger, RMRM expects to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger and other transactions contemplated by the Agreement and Plan of Merger entered into by TRMT and RMRM. The joint proxy/prospectus will contain important information about the proposed merger and related transactions. SHAREHOLDERS OF TRMT AND RMRM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY TRMT AND RMRM WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRMT, RMRM AND THE PROPOSED MERGER AND RELATED TRANSACTIONS.

Shareholders of TRMT and RMRM may obtain free copies of the registration statements, the joint proxy statement/prospectus and other relevant documents filed by TRMT or RMRM with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by TRMT with the SEC are also available free of charge on TRMT’s website at www.trmtreit.com. Copies of the documents filed by RMRM with the SEC are also available free of charge on RMRM’s website at www.rmrmortgagetrust.com.

The transcript of the earnings conference call by TRMT is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

TRMT, RMRM and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of TRMT and RMRM in respect of the proposed merger. Information regarding TRMT’s trustees and executive officers can be found in TRMT’s proxy statement filed with the SEC on March 25, 2021. Information regarding RMRM’s trustees and executive officers can be found in RMRM’s proxy statement filed with the SEC on March 24, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from TRMT or RMRM, as applicable, using the sources indicated above.

6